Mail Stop 4561

October 10, 2007

J. Reid Porter
Chief Financial Officer
Navarre Corporation
7400 49th Avenue North
New Hope, Minnesota 55428

>Re:	Navarre Corporation
>	Form 10-K for the Fiscal Year Ended March 31, 2007
>	File No. 000-22982

Dear Mr. Porter:

We have reviewed your response letter dated September 17, 2007 and the above referenced filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Statements of Operations, page 55

1.	Your response does not provide the amount of depreciation and amortization that would be allocable to cost of sales for each reporting period included in these statements. Please provide the requested information. Further, notwithstanding your reference to a portion of SAB Topic 11B, since you are showing a gross profit line item, depreciation and amortization allocable to cost of sales should be included in the gross profit, if material. Also, MD&A discussion of gross profit should also include the effects of depreciation and amortization, if material.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comment.

Sincerely,

Stephen Krikorian
Accounting Branch Chief